[LOGO OF Acergy]

                    Acergy S.A. Conference Call Notification
                      Pre-Close Trading Update and Outlook

London, England - November 17, 2008 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) will release its pre-close trading update and outlook on Friday November 28, 2008. A conference call will be held to discuss the earnings and review business operations on Friday November 28, 2008 at 3:00pm UK Time.

Participating in the conference call will be:

     o    Jean Cahuzac - Chief Executive Officer
     o    Stuart Jackson - Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: www.acergy-group.com

     o    A copy of the Pre-Close Trading Update and Outlook press release

Conference Call Information          Replay Facility Details
-----------------------------------  -------------------------------------------
Lines will open 30 minutes prior to  A replay facility will be available for
conference call.                     the following period:

Date: Friday November 28, 2008       Date: Friday November 28, 2008
Time: 3.00pm UK Time                 Time: 6.00pm UK Time

Conference Dial In Numbers:          Date: Friday December 5, 2008
UK Toll Free  : 0800 626606          Time: 1.00pm UK Time
USA Toll Free : 1 866 804 8688
France        : 0805 770051          Conference Replay Dial In Number:
Norway        : 800 369 16
Netherlands   : 0800 837 8000        International Dial In: +44 (0) 207 136 9233
Germany       : 0800 700 5019
                                     Passcode : 48162181
International
 Dial In      : +44 (0) 1296 480100

Passcode : 550 940#

You are able to pre-register for the call at:
https://cossprereg.btci.com/prereg/key.process?key=P9NQJMUE8

Alternatively a live audiocast and a playback facility will be available on the Company's website: www.acergy-group.com/public/InvestorsandPress

********************************************************************************
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

Contact:
Karen Menzel
Acergy S.A.
UK +44 208 210 5568
karen.menzel@acergy-group.com

     If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com